LocatorX, Inc. 1-A

Exhibit 2.4

ARTICLES OF AMENDMENT TO

ARTICLES OF INCORPORATION

OF

LOCATORX, INC.

Pursuant to the provisions of Sections 607.1003 and 607.1006 of the Florida Business Corporation Act (the “FBCA”), LocatorX, Inc., a corporation organized and existing under the laws of the State of Florida (the “Corporation”), whose Articles of Incorporation were originally filed with the Florida Department of State on March 8, 2016, amended and restated on April 27, 2017, and amended on August 1 1, 2017, does hereby certify that:

FIRST: Pursuant to the authority conferred upon the Board of Directors (“Board”) by the Amended and Restated Articles of Incorporation of the Corporation, as amended (the “Articles”), the following Resolutions were duly adopted by the Board and approved by shareholders of the Corporation holding a sufficient number of votes to approve the same on February 20, 2018.

SECOND: Article IV, Section 2 of the Articles shall be deleted and replaced by the following:

The Series A Preferred Stock shall have the following designations, powers, privileges, rights, qualifications, limitations and restrictions:

(a) Voting Rights. Each holder of record of a share of Series A Preferred Stock shall be entitled to one thousand (1,000) votes for each share of Series A Preferred Stock standing in such holder’s name on the books of the Corporation, and such votes may be cast by a holder of Series A Preferred Stock on each matter submitted to the Corporation’s shareholders with respect to:

(i)        The approval of a Change of Control Transaction. “Change of Control Transaction” means the occurrence of any of (a) an acquisition by an individual or legal entity or “group” (as described in Rule 3d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Corporation, by contract or otherwise) of in excess of 50% of the voting power of capital stock of the Corporation, (b) the Corporation merges into or consolidates with any other Person, or any Person merges into or consolidates with the Corporation and, after giving effect to such transaction, the stockholders of the Corporation immediately prior to such transaction own less than 50% of the aggregate voting power of the Corporation or the successor entity of such transaction, (c) the Corporation sells or transfers all or substantially all of its assets to another Person, or (d) the consummation of a merger, consolidation, amalgamation, business combination, share exchange, reorganization or similar transaction involving the Corporation pursuant to which the shareholders of the Corporation immediately prior to the consummation of such transaction will own, directly or indirectly, less than a majority of the voting securities in the entity surviving such transaction, or (e) the execution by the Corporation of an agreement to which the Corporation is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

(ii)       Any amendment, alteration or repeal of any provision of the Corporation’s Articles or Bylaws that alters or changes the rights, preferences or privileges of the Series A Preferred stock.

(iii)      The issuance of any new class or series of voting stock or any other securities convertible into voting stock of the Corporation that alters or changes the rights, preferences or privileges of the Series A Preferred stock.

(b)       Board Seat. A majority of the holders of Series A Preferred Stock shall at all times be entitled to vote and appoint one (1) member to the Board of the Corporation.

(c)       Identical Rights. Other than the voting rights set forth in this Section 3(a), Series A Preferred Stock shall have no other rights that differ from the Corporation’s common stock, and shall have the same dividend, liquidation and other rights as the holders of the Corporation’s common stock.

THIRD: The effective date of these Articles of Amendment shall be February 20, 2018.

IN WITNESS WHEREOF, these Articles of Amendment have been executed by the Chief Executive Officer of the Corporation on April 27, 2018.

LOCATORX, INC.

By:	/s/ William D. Meadow
William D. Meadow, CEO